                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One):

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 1999
                           -----------------

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

For the transition period from________to________

Commission file number  1-8029
                       -------

A.  The Ryland Group, Inc. Retirement Savings Opportunity Plan

B.  The Ryland Group, Inc.
    21800 Burbank Blvd, Suite 300
    Woodland Hills, CA 91367

           THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
                        Information Required by Form 11-K

                                      INDEX

                                                                       Page Number(s)
                                                                       --------------

Report of Independent Auditors                                                1

Item 4.                             Audited Financial Statements
                                       and Schedules prepared in
                                       accordance with ERISA                2-11

Signatures                                                                   12

Index of Exhibits                                                            13

                         REPORT OF INDEPENDENT AUDITORS

Employee Benefits Committee
The Ryland Group, Inc.

We have audited the  accompanying  statements  of net assets  available for plan benefits of The Ryland Group,  Inc.  Retirement  Savings  Opportunity Plan ("the
plan") as of December 31, 1999 and 1998,  and the related  statements of changes in net  assets  available  for plan  benefits  for the years then  ended.  These financial  statements  are the  responsibility  of the  plan's  management.  Our responsibility  is to express an opinion on these financial  statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the amounts and  disclosures in the financial  statements.  An audit also includes assessing the accounting principles used and significant estimates made by  management,  as well as  evaluating  the  overall  financial  statement presentation.  We believe  that our audits  provide a  reasonable  basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material respects, the net assets available for plan benefits of the plan at
December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the years then ended,  in  conformity  with  accounting  principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying  supplemental  schedules of assets held for investment purposes as of December 31, 1999 and reportable transactions for the year then ended are presented for purpose of additional analysis and are
not  a  required  part  of  the  financial   statements  but  are  supplementary
information  required by the  Department  of Labor's Rules and  Regulations  for
Reporting and Disclosure  under the Employee  Retirement  Income Security Act of
1974.  The  supplemental   schedules  are  the   responsibility  of  the  Plan's
management.  The  supplemental  schedules  have been  subjected  to the auditing procedures  applied  in our  audits  of the  financial  statements  and,  in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                          /s/   Ernst and Young LLP

Baltimore, Maryland
May 18, 2000

                                       1

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

The Ryland Group, Inc.
Retirement Savings Opportunity Plan

                                                   December 31,     December 31,
                                                       1999             1998
                                                   -----------      -----------

   Accrued interest and dividends                  $   193,398      $   230,187

   Investments at fair value:
      Short-term investments                         5,000,686        4,428,850
      Preferred stock of
        The Ryland Group, Inc.                      11,838,132       16,409,295
      Mutual funds                                  57,557,757       45,615,599
      Loans to participants                          1,234,345        1,235,512
                                                   -----------      -----------
        Total investments                           75,630,920       67,689,256
                                                   -----------      -----------
   NET ASSETS AVAILABLE FOR
      PLAN BENEFITS                                $75,824,318      $67,919,443
                                                   -----------      -----------

See Notes to Financial Statements.
                                       2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

The Ryland Group, Inc.
Retirement Savings Opportunity Plan

                                                   Year Ended       Year Ended
                                                   December 31,     December 31,
                                                       1999             1998
                                                   -----------      -----------
ADDITIONS

Contributions:
   Employer                                        $ 4,390,323      $ 4,136,096
   Participants                                      6,100,759        5,277,234
   Rollovers                                           744,131          517,813
                                                   -----------      -----------
        Total contributions                         11,235,213        9,931,143

Interest:
   Short-term investments                                    0          282,544
   Participant loans                                   110,591          129,800
                                                   -----------      -----------
        Total interest                                 110,591          412,344

Dividends:
   The Ryland Group, Inc.
      Preferred stock                                  830,565        1,007,106
   Mutual funds                                      3,917,807        2,493,080
                                                   -----------      -----------
        Total dividends                              4,748,372        3,500,186
                                                   -----------      -----------
Total Additions                                     16,094,176       13,843,673

DEDUCTIONS

Benefit payments to participants                    10,202,875       11,419,065
                                                   -----------      -----------

Total Deductions                                    10,202,875       11,419,065

Net realized and unrealized appreciation
   in fair value of investments                      2,013,574        4,190,503
                                                   -----------      -----------
Increase in net assets
   available for plan benefits                       7,904,875        6,615,111

Net assets available for plan benefits at
   beginning of year                                67,919,443       61,304,332
                                                   -----------      -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
     AT END OF YEAR                                $75,824,318      $67,919,443
                                                   -----------      -----------

See Notes to Financial Statements.

                                       3

NOTES TO FINANCIAL STATEMENTS

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTE A:  SIGNIFICANT ACCOUNTING POLICIES

The  financial   statements  of  The  Ryland  Group,  Inc.   Retirement  Savings
Opportunity  Plan ("the  plan" or "the  RSOP",  previously  known as "The Ryland
Group,  Inc.  Retirement and Stock Ownership  Plan") are prepared on the accrual basis of accounting.

The preparation of financial  statements in accordance  with generally  accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial  statements and accompanying notes.
Actual results could differ from those estimates.

The plan's investments are stated at fair value. Shares of registered investment companies  are valued at quoted  market  prices which  represents  the net asset value of shares held by the plan at year-end.  The preferred stock of The Ryland
Group, Inc. (the "Company"), is valued monthly by an independent appraiser, with a minimum  value of $25.25..  Units of the Vanguard  Savings Trust are valued at net asset value at year-end.  Participant  loans are valued at their outstanding balance, which approximates fair value.

The  change  in the  difference  between  current  fair  value  and the  cost of investments is reflected in the statement of changes in net assets available for plan benefits as net realized and unrealized  appreciation  or  depreciation  in fair value of investments.

Purchases and sales of investments are recorded on a trade-date  basis.  The net realized gain or loss on sale of investments reflects the difference between the proceeds received and the cost of the specific  investment shares sold (see also
Note D) and is reflected in the statement of changes in net assets available for plan  benefits in net  realized  and  unrealized  appreciation  in fair value of investments.  Expenses relating to the purchase or sale of investments are added to their cost or deducted from their proceeds.

The Company  pays all  administrative  expenses  incurred by the plan.  The plan accounts for benefits due but unpaid as a component of net assets  available for plan  benefits.  There were no material benefits due but unpaid at December 31,
1999 and 1998.

NOTE B:  DESCRIPTION OF THE PLAN

General
-------

The RSOP was established on August 16, 1989. The plan was originally designed to be an employee  stock  ownership  plan with a deferred  compensation  and profit sharing  arrangement.  The  current  plan  permits  deferral  of  a  portion  of participants'  pretax income pursuant to Section 401(k) of the Internal  Revenue
Code.  Participant  contributions  into  the  plan  are  combined  with  Company contributions,  which are allocated to  participants  as a match of their pretax deferrals,  with  matches  limited to the first six percent (6%) of the eligible participants  compensation that is deferred. The plan is subject to the Employee
Retirement Income Security Act of 1974.

Employee Eligibility
--------------------

All full-time  employees are eligible to  participate  in the plan the first pay period of the quarter  following 30 days of employment.  Effective  November 15,
1999,  part-time  employees  scheduled  to work 20  hours  or more  per week are eligible to participate in the plan following 30 days of employment.

Each eligible participant could elect to contribute on a pretax basis, through a system of payroll deductions, any whole number percentage, from one percent (1%)
to twelve percent (12%), of the eligible participant's  compensation.  Beginning on January 1, 1999, each eligible participant could elect to contribute from one
percent  (1%)  to  nineteen   percent  (19%),  of  the  eligible   participant's
compensation.  In accordance with IRS regulations,  no employee could contribute more than $10,000 to the plan for the 1999  calendar  year.  The RSOP offers the participants several investment options for their contributions.

                                       4

NOTES TO FINANCIAL STATEMENTS-CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTE B:  DESCRIPTION OF THE PLAN-CONTINUED

Employee Contributions and Investment Options
---------------------------------------------

Effective January 1, 1998, the plan established new participant  investment fund options  available from the Vanguard Funds and changed its trustee from Wachovia
Bank to The Vanguard Fiduciary Trust Company (the "Trustee").

The following are descriptions of the participant  investment  options available during 1999:

Vanguard  500 Index Fund - Seeks to  provide  long-term  growth of  capital  and income  from  dividends  by  holding  all of the  500  stocks  that  make up the unmanaged  Standard  and  Poor's  500  Composite  Stock  Price  Index,  a widely recognized  benchmark of U.S.  stock market  performance.  At December 31, 1999,
1,081 employees were participating in this option.

Vanguard  Explorer  Fund - Seeks to  provide  long-term  growth  of  capital  by investing in a  diversified  group of small  company  stocks with  prospects for above-average  growth. At December 31, 1999, 847 employees were participating in this option.

Vanguard  Extended  Market  Index  Fund - Seeks to provide  long-term  growth of capital by  attempting  to match the  performance  of the  Wilshire  4500 Equity
Index,  an  unmanaged  index  made  mostly  of  mid-  and   small-capitalization
companies. This fund was available as of November 1999. At December 31, 1999, 20 employees were participating in this option.

Vanguard  International  Growth  Fund - Seeks to  provide  long-term  growth  of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.  At December
31, 1999, 274 employees were participating in this option.

Vanguard  Total  Bond  Market  Index  Fund - Seeks to  provide  a high  level of interest income by attempting to match the  performance of the unmanaged  Lehman
Brothers  Aggregate Bond Index, which is widely recognized measure of the entire taxable U.S. bond market. At December 31, 1999, 514 employees were participating in this option.

Vanguard  U.S.  Growth  Fund - Seeks to provide  long-term  growth of capital by investing  in large,  high-quality,  seasoned  U.S.  companies  with  records of exceptional  growth and  above-average  prospects for future growth. At December
31, 1999, 1,339 employees were participating in this option.

Vanguard  Wellington  Fund - Seeks to  provide  income and  long-term  growth of capital  without  undue risk to capital by investing  about 65% of its assets in stocks and the remaining  35% bonds.  At December 31, 1999,  926 employees  were participating in this option.

Vanguard  Windsor II Fund - Seeks to  provide  long-term  growth of capital  and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall  market  average  compared to their  dividend  income and future  return potential.  At December 31,  1999,  529  employees  were  participating  in this option.

Vanguard  Retirement  Savings  Trust - Seeks  stability of principal  and a high level of current income  consistent with a two- to three-year  average maturity.
The trust is a tax-exempt  collective  trust  invested  primarily in  investment contracts issued by insurance  companies and commercial banks, and similar types of  fixed-principal  investments.  The trust  intends to maintain a constant net asset  value of $1.00 per share.  At  December  31,  1999,  513  employees  were participating in this option.

                                       5

NOTES TO FINANCIAL STATEMENTS-CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTE B:  DESCRIPTION OF THE PLAN-CONTINUED

Company Contributions
---------------------

As of January 1, 1994,  the RSOP was  amended to allow the  Company to make both matching and discretionary  contributions in the form of preferred shares,  cash or a  combination  of  both.  In  instances  where  cash  was all or part of the
Company's contribution,  it was divided among the current investment funds based on each participant's  current  investment fund option selections.  In instances where both preferred shares and cash were  contributed to participant  accounts, all participants  received a prorata portion of each. Beginning January 1, 1998, participants  no longer  received  preferred  stock in  connection  with Company matching  contributions  to their  accounts.  The Company made no  discretionary contributions for the years ended December 31, 1999 and 1998.

Vesting
-------

Participants' contributions are fully vested at all times. The plan provides for vesting  of  Company  contributions  of 20%  after one year of  service  and 20%
additional  vesting for each year thereafter until the fifth year, at which time the participants are 100% vested.  Participants  are  automatically  vested upon death, disability or retirement as defined in the plan.

Participant Loans
-----------------

Participants  may borrow  from  their fund  accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested  account  balance.
Loan terms range from 1-5 years or up to 15 years for the  purchase of a primary residence. The loans are secured by the balance in the participant's account and bear  interest at a rate of prime plus one  percent.  Principal  and interest is paid ratably through payroll deductions.

Other
-----

The Company  expects and intends to continue  the plan but reserves the right to amend,  suspend or terminate the plan at any time. If the Company terminates the plan,  each  participant  will become fully vested in all of his or her accounts under  the plan and will be  entitled  to a  distribution  of such  accounts  in accordance with the terms of the plan.

Earnings  on  investments,  net  gains or  losses  on sales of  investments  and unrealized  appreciation  or  depreciation  in fair  value  of  investments  are
allocated  to  individual   participant   accounts  based  on  a  ratio  of  the
individual's account balance to the total fund balance.

Additional information about the plan agreement is contained in the pamphlet The
Ryland  Retirement  Savings  Opportunity  Plan.  Copies  of  this  pamphlet  are available from the Company's Employee Benefits Department.

NOTE C: PREFERRED STOCK AND THE LOAN PAYABLE TO RYLAND

On August 31,  1989,  the  Company  sold  1,267,327  shares of  non-transferable convertible  preferred  stock,  par value  $1.00,  to the plan for  $31.5625 per share, or an aggregate purchase price of approximately  $40,000,000.  Each share of preferred stock pays an annual  cumulative  dividend of $2.2094.  During 1999 and 1998, the Company paid $831,000 and $1,007,000,  respectively,  in dividends on the preferred  stock.  Each share of preferred stock entitles the holder to a number of votes  equal to the shares  into which the stock is  convertible,  and preferred  stockholders  generally vote together with common stockholders on all matters.  The conversion and voting rights of the preferred stock are subject to anti-dilution adjustments.

                                       6

NOTES TO FINANCIAL STATEMENTS-CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN

The plan's  purchase of the preferred  stock was financed by a $40,000,000  loan from the  Company.  The  interest  rate on the loan was 9.99 percent and through
September 1997, the loan was being repaid by the plan through dividends received on the preferred stock and Company  contributions.  On October 1, 1997, the plan paid off the  remaining  outstanding  loan  balance.  As of December  31,  1999,
350,137  shares of preferred  stock were  allocated to  participants'  accounts.
Beginning  January  1, 1998,  participants  receive  cash and no longer  receive preferred  stock in  connection  with Company  matching  contributions  to their account.

NOTE D:  DISTRIBUTIONS

A  participant  who  terminates  employment  with the  Company  by  reason  of a separation  from  service,  death,  disability  or  retirement  will be paid the current value of his/her  contributions  to the plan, plus the vested portion of his/her account, if any,  attributable to Company  contributions.  Distributions from a  participant's  vested  portion of his/her  convertible  preferred  stock account  will be made at the  participant's  election  either  in cash or  whole shares of common  stock of the  Company.  If the  participant  elects to receive common stock, the Trustee will convert each share of preferred stock held in the participant's convertible preferred stock account into one share of common stock and will receive from the Company an additional  cash  contribution to cover any differential  between the current common stock price and the appraised  value of the  preferred  stock.  The  Trustee  will use the cash to acquire  (on the open market) additional shares of common stock and then distribute to the participant the  total  number  of  shares  of  common  stock  that  were  acquired.  If the participant  elects to receive  cash,  the Trustee  will  convert  each share of preferred  stock  into the  number of shares of common  stock  into  which  such preferred  stock is  convertible,  and will receive in cash from the Company any differential  between the current common stock price and the appraised  value of the  preferred  stock.  The Trustee will then sell the shares of common stock on the open market and  distribute  to the  participant  the cash proceeds plus the differential  contribution  made by the Company.  The non-vested  portion of the
Company's  contributions  credited to the  terminating  participant is forfeited immediately.  All forfeitures  are used to reduce future matching  contributions required from the Company.

The cash  received  by the  Trustee  from the  Company to fund any  differential between the current market price of the Company's common stock and the appraised value of the  preferred  shares is recorded as an employer  contribution  in the
Statement of Changes in Net Assets Available for Plan Benefits. This cash is not included in the  computation  of the  realized  gain or loss from the  converted preferred shares.

                                       7

NOTES TO FINANCIAL STATEMENTS-CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTE E:  INVESTMENTS

During 1999 and 1998, the plan's investments  (including  investments bought and sold, as well as held during the year)  appreciated  in fair value by $2,013,574 and $4,190,503, respectively. Investments that represent five percent or more of the plan's net are separately identified.

                                         Net Appreciation
                                          (Depreciation)
For the Year Ended                        in Fair Value     Fair Value at
December 31, 1999                          During Year       End of Year
--------------------------------------     -----------       -----------

Vanguard 500 Index Fund                    $ 1,512,000       $10,972,812
Vanguard Explorer Fund                       1,885,533        11,226,406
Vanguard Extended Market Index Fund              3,737            82,160
Vanguard International Growth Fund             136,159         1,018,597
Vanguard Total Bond Market Index Fund         (281,455)        3,704,106
Vanguard U.S. Growth Fund                    2,479,708        18,975,290
Vanguard Wellington Fund                      (386,439)        8,771,702
Vanguard Windsor II Fund                      (478,266)        2,806,684
Vanguard Retirement Savings Trust                    0         5,000,686
Preferred Stock -
   The Ryland Group, Inc.                   (2,857,403)       11,838,132
Loans to Participants                                0         1,234,345
                                           -----------       -----------

Total                                      $ 2,013,574       $75,630,920
                                           -----------       -----------

                                       8

NOTES TO FINANCIAL STATEMENTS-CONTINUED

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTE E:  INVESTMENTS-CONTINUED

                                        Net Appreciation
                                         (Depreciation)
For the Year Ended                        in Fair Value     Fair Value at
December 31, 1998                          During Year       End of Year
--------------------------------------     -----------       -----------

Vanguard 500 Index Fund                    $ 1,007,964       $ 6,241,789
Vanguard Explorer Fund                         308,142         8,886,015
Vanguard International Growth Fund              19,064           420,059
Vanguard Total Bond Market Index Fund           43,923         4,039,540
Vanguard U.S. Growth Fund                    3,197,238        14,748,261
Vanguard Wellington Fund                       (19,347)        8,681,703
Vanguard Windsor II Fund                       (92,928)        2,598,232
Vanguard Retirement Savings Trust                    0         4,428,850
Preferred Stock -
   The Ryland Group, Inc.                     (273,553)       16,409,295
Loans to Participants                                0         1,235,512
                                           -----------       -----------
Total                                      $ 4,190,503       $67,689,256
                                           -----------       -----------

The maximum  accounting  loss the plan would  incur if parties to the  financial instruments  failed to perform would be the current value of the  investments as stated on the statement of net assets  available for plan benefits.  None of the investments are secured by collateral.

NOTE F:  INCOME TAX STATUS

The Internal  Revenue  Service ruled  (August 13, 1996) that the plan  qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is,  therefore,  not subject  to tax  under  present  income  tax law.  Once  qualified,  the plan is required to operate in  conformity  with the IRC to maintain its  qualification.
The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the plan's qualified status.

                                       9

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN
EIN: 52-0849948          PLAN: 003

Schedule H, Line 4i

Schedule of  Assets Held For Investment Purposes at End of Year

DECEMBER 31, 1999

                                                 Description of Investment,
                                                 Including Maturity Date,
      Identity of Issue, Borrower,               Rate of Interest, Par or                          Current
        Lessor or Similar Party                       Maturity Value               Cost             Value
      ---------------------------                ------------------------      -----------      -----------

      Vanguard 500 Index Fund                    Registered Investment Co      $ 8,771,779      $10,972,812

      Vanguard Explorer Fund                     Registered Investment Co      $ 9,198,897      $11,226,406

      Vanguard Ext Mkt Idx Fund                  Registered Investment Co      $    78,954      $    82,160

      Vanguard Int'l Growth Fund                 Registered Investment Co      $   872,839      $ 1,018,597

      Vanguard Ttl Bond Mkt Idx                  Registered Investment Co      $ 3,914,932      $ 3,704,106

      Vanguard U.S. Growth                       Registered Investment Co      $14,414,440      $18,975,290

      Vanguard Wellington Fund                   Registered Investment Co      $ 9,294,559      $ 8,771,702

      Vanguard Windsor II Fund                   Registered Investment Co      $ 3,384,026      $ 2,806,684

      Vanguard Retire Svs Trust                  Common/Collective Trust       $ 5,000,686      $ 5,000,686

*     The Ryland Group, Inc.                     Preferred Stock               $11,051,199      $11,838,132

      Participant Loans                          High - 9.50%                  $ 1,234,345      $ 1,234,345
                                                 Low - 8.75%

* Indicates party in-interest to the Plan.

                                       10

THE RYLAND GROUP, INC.
RETIREMENT SAVINGS OPPORTUNITY PLAN
EIN: 52-0849948       PLAN: 003

Schedule H, Line 4j
Schedule of Reportable Transactions

YEAR ENDED DECEMBER 31, 1999

         (a)                           (b)                   (c)             (d)            (g)            (h)            (i)
                                   Description                                                        Current Value
                                    of Assets                                                           of Asset
                            (including interest rate and   Purchase        Selling        Cost of     on Transaction   Net Gain
Identity of Party Involved   maturity in case of a loan)    Price           Price          Asset           Date        or (Loss)
--------------------------  ---------------------------- ------------   -------------   -----------    ------------    ----------

Category (iii) - series of transactions in excess of 5 percent of plan assets at beginning of the year.

The Vanguard Group          Vanguard 500 Index Fund       $4,889,025                                    $4,889,025

The Vanguard Group          Vanguard 500 Index Fund                       $1,670,002    $1,409,031       1,670,002      $260,971

The Vanguard Group          Vanguard Explorer Fund         3,046,437                                     3,046,437             -

The Vanguard Group          Vanguard Explorer Fund                         2,591,579     2,435,704       2,591,579       155,875

The Vanguard Group          Vanguard U.S. Growth           5,345,957                                     5,345,957             -

The Vanguard Group          Vanguard U.S. Growth                           3,598,638     2,960,229       3,598,638       638,409

The Vanguard Group          Vanguard Wellington Fund       2,572,169                                     2,572,169             -

The Vanguard Group          Vanguard Wellington Fund                       2,095,731     2,086,317       2,095,731         9,413

The Vanguard Group          Vanguard Retire Savings Trst   3,432,272                                     3,432,272             -

The Vanguard Group          Vanguard Retire Savings Trst                   2,860,436     2,860,436       2,860,436             -

There were no category (i), (ii) or (iv) reportable transactions during 1999

*   Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified by the Trustee.

                                       11

                                    SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
trustees (or other persons who administer the plan) have duly caused this Annual
Report to be signed by the undersigned thereunto duly authorized.

                                                      THE RYLAND GROUP, INC.
                                                      RETIREMENT SAVINGS OPPORTUNITY PLAN

Date:  May 30, 2000                                  By: /s/    David L. Fristoe
                                                         ---------------------------
                                                         David L. Fristoe
                                                         Senior Vice President, Controller
                                                         and Chief Accounting Officer
                                                         The Ryland Group, Inc.

                                       12

                                                                     Page Of
                                                                   Sequentially
                                                                  Numbered Pages
                                                                  --------------

                                INDEX OF EXHIBITS
                                -----------------

23    Consent of Ernst and Young, LLP, Independent Auditors                14

                                       13